William Penn Bancorp, Inc.
8150 Route 13
Levittown, PA 19057
215.945.1200

VIA EDGAR

September 13, 2011

Ms. Babette Cooper
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: William Penn Bancorp, Inc.
       SEC File No. 0-53172

Dear Ms. Cooper:

    This letter is a follow up to your recent phone conversation with Charles Corcoran, Vice President and Chief Financial Officer of the Company, regarding our loan secured by property in Wildwood, New Jersey.  In our written response to your comment letter dated May 24, 2011, we advised you that we had ordered a new appraisal of the property.

    Regrettably, we have still not received the new appraisal for this property. However, in recent conversations with the appraiser, we have been advised that we should receive the new appraisal within the next few weeks.  While we have had great difficulty contacting the appraiser and the owner of the property, especially with regard to arranging access to the property, on September 9, 2011, the appraiser talked with Mr. Corcoran and reported that the assignment is very difficult because of the economic environment and the scarcity of comparables. During this phone call, Mr. Corcoran pressed the appraiser for a projection regarding the appraised value and, in response thereto, the appraiser indicated that, at this time, an appraised value of approximately $3,000,000 may result, but the value could be slightly less.  We wish to assure you that we are using our best efforts to obtain this appraisal as soon as possible and, most importantly, before we file our Annual Report on Form 10-K for the fiscal year ended June 30, 2011, with the SEC at the end of this month.   We will forward a copy of the appraisal report to you as soon as it is received from the appraiser.

    Our loan balance is $3,001,000 and we had already established a specific component of $300,000 for this loan in the calculation of our Allowance for Loan Losses as of  June 30, 2010 and it has remained so ever since. We have spoken with a representative of the property owner.  We presented a verbal proposal for a new amortizing loan with an interest rate lower than what they are currently paying but higher than current market rates. The owner’s representative said that they would consider the offer and that she would call us back with a counter proposal.  It has been several weeks

Ms. Babette Cooper
September 13, 2011
Page Two

and she has not offered a counter proposal.  The interest on the loan has been paid monthly to date.

    Please feel free to contact me or Mr. Corcoran with any questions you have regarding this matter.  Thank you for your patience and understanding concerning this difficult issue for us.

Sincerely,

/s/ Terry Sager

Terry Sager
President and Chief Executive Officer